Mail Stop 4561

May 28, 2010

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
275 Grove Street
Newton, MA 02466

     Re: TechTarget, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended
             File No. 001-33472

Dear Mr. Strakosch:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief